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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                (Amendment No. 6)

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                       Sensormatic Electronics Corporation
                            (Name of Subject Company)

                       Sensormatic Electronics Corporation
                      (Name of Person(s) Filing Statement)

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                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    817265101
                      (CUSIP Number of Class of Securities)

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                             Walter A. Engdahl, Esq.
                                 General Counsel
                       Sensormatic Electronics Corporation
                                 951 Yamato Road
                         Boca Raton, Florida 33431-0700
                                (561) 989-7000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
             Communications on Behalf of Person(s) Filing Statement)

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                                 With copies to:

        Victor I. Lewkow, Esq.                        Jerome M. LeWine, Esq.
   Cleary, Gottlieb, Steen & Hamilton               Salans Hertzfeld Heilbronn
      Citigroup Center, 38th floor                       Christy & Viener
        153 East 53rd Street                             620 Fifth Avenue
       New York, NY 10022-4611                          New York, NY 10020
            (212) 572-5353                                (212) 632-5500

    [  ]    Check the box if the filing relates solely to preliminary
            communications made before the commencement of a tender offer.



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         This Amendment No. 6 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") initially filed with the Securities and Exchange Commission (the "SEC") on August 23, 2001, as amended by Amendment No. 1 filed with the SEC on September 4, 2001, by Amendment No. 2 filed with the SEC on September 13, 2001, by Amendment No. 3 filed with the SEC on September 26, 2001, by Amendment No. 4 filed with the SEC on October 11, 2001 and by Amendment No. 5 filed with the SEC on October 18, 2001 by Sensormatic Electronics Corporation, a Delaware corporation (the "Company"), relating to the offer by Tyco Acquisition Corp. XXIV (NV), a Nevada corporation and wholly owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), to exchange each outstanding share of the common stock of the Company, par value $0.01 per share, for a fraction of a share of common stock, par value $0.20 per share, of Tyco upon the terms and subject to the conditions set forth in the Offer. This
Schedule 14D-9 is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the
Schedule 14D-9.

Item 8.  Additional Information.

         On November 8, 2001, the Company disseminated a press release, a copy of which is attached and is incorporated by reference as Exhibit (a)(5)(iii) hereto.

Item 9.  Exhibits

Exhibit (a)(5)(iii)        Joint Press Release of Tyco International Ltd. and
                           Sensormatic Electronics  Corporation,  issued on
                           November 8, 2001.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Sensormatic Electronics Corporation

                            By: /s/ Walter A. Engdahl
                                ----------------------
                                Name: Walter A. Engdahl
                                Title: General Counsel

Dated: November 8, 2001